UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)
☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ to __________

Commission file number: 0-18460

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

B.           Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Community Capital Corporation
1402-C Highway 72 West
Greenwood, South Carolina 29649

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4 - 10

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets Held at End of Year	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Community Capital Corporation
Employee Stock Ownership Plan
Greenwood, South Carolina

We have audited the accompanying statements of net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Capital Corporation Employee Stock Ownership Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Columbia, South Carolina
June 25, 2010

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets:
Investments, at fair value
Cash	$54	$13,653
Community Capital Corporation common stock	2,095,569	1,721,162
Mutual funds	2,742,142	2,822,834
Participant loans	93,985	63,156

Total investments	4,931,750	4,620,805

Receivables
Employer contributions	10,693	-
Employee contributions	18,511	-

Total receivables	29,204	-

Total assets	4,960,954	4,620,805

Liabilities:
Fees payable	744	-

Net assets available for benefits	$4,960,210	$4,620,805

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2009

Additions to net assets attributed to:
Employer contributions	$308,457
Employee contributions	500,219

Total additions	808,676

Deductions from net assets attributed to:
Net depreciation in fair value of investments	306,197
Distributions paid to participants	135,580
Administrative expenses	27,494

Total deductions	469,271

Net increase	339,405

Net assets available for benefits:
Beginning of year	4,620,805

End of year	$4,960,210

The accompanying notes are an integral part of the financial statements.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

Community Capital Corporation (the “Company”) established the Community Capital Corporation Employee Stock Ownership Plan (the “Plan”) effective as of January 1, 1991.  The Plan is currently sponsored and maintained by the Company’s wholly owned subsidiary, CapitalBank, who also serves as administrator to the Plan.  The Plan operates as a non-leveraged employee stock ownership plan (ESOP) that allows for salary-deferral contributions by the Company’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the Company.  Employees can enter the Plan at the beginning of the month following their start of employment.

Participant’s Salary Reduction Election - Each participant may elect to defer up to 20% of his or her compensation as defined by the Plan, subject to certain Code limitations.

Employer Contributions - For each Plan year, the Company may make contributions to accounts of eligible participants, including the following:

▪	A matching contribution equal to 75% of the salary reduction election of each participant limited to 6% of the participant’s compensation.
▪	A discretionary contribution on behalf of each eligible participant equal to a uniform percentage of each participant’s compensation. The exact percentage, if any, will be determined by the Company.
▪	As necessary, the amount required to provide the top heavy minimum contribution.

Participant Accounts - Each participant’s account is credited with the participant’s salary reduction election, allocations of the Company’s matching contribution and discretionary contribution (if any), Plan earnings, and forfeitures of terminated participants’ nonvested accounts, if applicable.  A participant must be employed by the Company on the last day of the Plan year and complete 1,000 hours of service to be eligible to receive an allocation of discretionary contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Vesting commences after one year of credited service and a participant is 100% vested after five years of credited service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Upon retirement, death, or total disability, a participant is 100% vested.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
NOTE 1 - DESCRIPTION OF THE PLAN - continued

Investment Options - The Plan currently offers 14 mutual funds and the Company’s common stock as investment options for participants.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The matching Company contribution is invested directly in Company common stock and must remain invested in Company common stock, subject to the diversification requirements under the Sections 401(a)(28) and 401(a)(35) of the Code, which enable participants meeting certain age and/or service requirements to exchange their Company common stock for other investment options.

Participant Loans - The trustee of the Plan may, in the trustee’s discretion, make loans to participants and beneficiaries under the following circumstances:  (1) loans shall be made available to all participants and beneficiaries on a reasonably equivalent basis; (2) loans shall not be made available to highly compensated employees in an amount greater than the amount made available to other participants and beneficiaries; (3) loans shall bear a reasonable rate of interest; (4) loans shall be adequately secured; (5) loans shall provide for periodic repayment over a reasonable period of time; and (6) loans shall be available in the event of hardship or financial necessity or to consolidate other loans.

Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to receive either one lump-sum payment, or payments over a period of monthly, quarterly, semiannual, or annual installments. Distributions are made in cash, or, if a participant elects in the form of Company common shares plus cash for any fractional share.

Under the provisions of the Plan, the Plan and the Company each have the right of first refusal for 14 days following notice of a participant’s desire to sell any shares which have been distributed under the terms of the Plan.

Voting Rights - With respect to any corporate matter which involves the voting of Company common stock relating to the approval or disapproval of any corporate merger, consolidation, or similar matters, each participant is entitled to direct the Trustee as to the manner in which voting rights attributable to shares of the Company’s stock allocated to his or her account are to be exercised.

Plan Loans - The Plan may incur acquisition loans to finance the acquisition of the Company’s common stock or to repay a prior loan.  As of December 31, 2009 and 2008, there were no loans outstanding.

Forfeited Accounts - As of December 31, 2009 and 2008, forfeited non-vested accounts totaled $9,173 and $23,649, respectively.  Forfeitures attributable to matching contributions not used by the Plan for payment of Plan expenses will be allocated to participants eligible to share in the Company’s matching contribution in the same proportion that their compensation bears to the total compensation of all such participants. Forfeitures attributable to the Company’s discretionary contribution will be added to any discretionary contribution for the Plan year in which such forfeitures occur and allocated among the participants’ accounts in the same manner as any discretionary contribution.

Recent Accounting Pronouncements -  In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which restructured generally accepted accounting principles (“GAAP”) and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP.  The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification (“ASC”). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered non-authoritative.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of Presentation - The Plan’s financial statements are prepared using the accrual method of accounting.  Benefits are recorded when paid in accordance with accounting principles generally accepted in the United States of America.

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued.  Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission.

In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of the Company's common stock are valued at fair value, which was the closing quoted price of the Company’s common stock as noted by NASDAQ as of the close of business December 31, 2009 and 2008.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk - Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist principally of investments in managed funds and in stock of the Company.  The Plan’s trustee offers a variety of funds so participants may diversify investments between separate funds in order to limit the amount of credit exposure to any one fund.  The underlying assets owned by that fund collateralize each managed fund.

At December 31, 2009 and 2008, the Plan held Community Capital Corporation common stock valued at $2,095,569 and $1,721,162, respectively.  The actual number of shares of the Company’s common stock held by the Plan at such periods was 722,610 and 237,972, respectively. Community Capital Corporation common stock comprised 42% and 37% of Plan assets at December 31, 2009 and 2008, respectively.

NOTE 3 - FAIR VALUE MEASURMENTS

Accounting standards establish a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
NOTE 3 - FAIR VALUE MEASURMENTS - continued

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2009 and 2008.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans:  Valued at unpaid balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
NOTE 3 - FAIR VALUE MEASURMENTS - continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

Assets at Fair Value as of December 31, 2009	Level 1	Level 2	Level 3	Total

Cash	$54	$-	$-	$54
Mutual funds:
Equity funds	1,638,492	-	-	1,638,492
Fixed income funds	634,714	-	-	634,714
Money market funds	468,936	-	-	468,936
Community Capital Corporation common stock	2,095,569	-	-	2,095,569
Participant loans	-	-	93,985	93,985
Total assets at fair value	$4,837,765	$-	$93,985	$4,931,750

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008	Level 1	Level 2	Level 3	Total

Cash	$13,653	$-	$-	$13,653
Mutual funds	2,822,834	-	-	2,822,834
Community Capital Corporation common stock	1,721,162	-	-	1,721,162
Participant loans	-	-	63,156	63,156
Total assets at fair value	$4,557,649	$-	$63,156	$4,620,805

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASURMENTS - continued

The table below presents reconciliation for all Level 3 assets measured during 2009:

Level 3 Assets	Participant Loans

Balance, beginning of year	$63,156
New issuances	47,338
Reductions	(16,509)
Balance, end of year	$93,985

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - ADMINISTRATION OF PLAN ASSETS

Mutual funds and investments in the Company’s common stock are held and managed by the custodian of the Plan.

Certain administrative functions are performed by officers of the Company.  No such officer receives compensation from the Plan.  The Company pays the administrative costs of the Plan with the exception of certain investment and custodial fees, which are paid by the Plan.

NOTE 6 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows:

	2009	2008
Investments at fair value as determined by quoted market prices

Community Capital Corporation common stock	$2,095,569	$1,721,162
Vanguard 500 Index	567,948	532,530
Federated Prime Obligation SS	468,936	437,408
Dodge & Cox Stock Fund	379,747	421,737
Federated Total Return Bond SS	393,351	412,116
Columbia Acorn Z	373,161	327,277

During 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
	2009
Realized and unrealized gains and (losses)
including dividends and interest, net
Mutual funds	$673,002
Community Capital Corporation common stock	(979,199)
Net depreciation in fair value of investments	$(306,197)

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 9, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter.  The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.  Management believes the Plan continues to maintain its qualified status.

NOTE 8 - RELATED PARTY TRANSACTIONS

Certain Plan assets are invested with the Company as described in Note 2.  This investment is considered a party-in-interest transaction.

NOTE 9 - PLAN RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

COMMUNITY CAPITAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN 001
EIN 57-0866395

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
Identity	Identity of issue,	Description of investment including maturity date,
of party	borrower, lessor,	rate of interest, collateral,		Current
involved	or similar party	par or maturity value	Cost	value

*	Community Capital Corporation	722,610 shares	**	$ 2,095,569

	Merrill Lynch CMA Money Fund	54 shares	**	54

	Dodge & Cox Stock Fund	3,949 shares	**	379,747

	Dodge & Cox Int’l Stock Fund	4,480 shares	**	142,702

	Federated High Yield Trust	24,108 shares	**	131,629

	Harbor Capital Appreciation Adm	1,729 shares	**	56,802

	Columbia Acorn Z	15,120 shares	**	373,161

	Oppenheimer International Bond	15,772 shares	**	100,944

	Federated Prime Obligation SS	468,936 shares	**	468,936

	Federated Total Return Bond SS	36,187 shares	**	393,351

	Royce Opportunity Fund	5,762 shares	**	52,040

	Vanguard 500 Index	5,535 shares	**	567,948

	Federated Strategic Value A	3,244 shares	**	13,336

	Pimco Real Return Admin	815 shares	**	8,791

	Vanguard Mid-Cap Index	2,818 shares	**	46,108

	Vanguard Small-Cap Index	241 shares	**	6,647

*	Participant Loans	4.25 – 9.25 percent	**	93,985

				$ 4,931,750

* Indicates a party-in-interest to the Plan.

** Cost information omitted due to participant-directed plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee stock ownership plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Capital Corporation Employee
Stock Ownership Plan

Date: June 25, 2010	By:	/s/ R. Wesley Brewer
R. Wesley Brewer
Chief Financial Officer of CapitalBank
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Elliott Davis, LLC